RATIO OF EARNINGS TO FIXED CHARGES-*

                                   Nine Months Ended
    (In Thousands)                    September 30,                   Twelve Months Ended December 31,
                                --------------------     ------------------------------------------------------------
                                   1993         1992         1992         1991         1990         1989         1988
FIXED CHARGES:
  Interest on Deposits          $79,488     $137,316     $170,208     $290,772     $409,098     $374,100     $294,057
  Interest on Long Term
   Debt                          15,634       14,954       19,048       28,639       67,110       67,819       47,952
  Amortization of Debt
   Discount and Expenses            262          261          348          308          189          180          137
                                --------------------     ------------------------------------------------------------
    Total Fixed Charges          95,384      152,531      189,604      319,719      476,397      442,099      342,146

NET INCOME                      (97,292)       3,009      (21,052)     (63,461)     (56,648)      39,423       37,016

ADD (SUBTRACT)
Extraordinary Items              --           --           --           (2,486)      (4,569)      --           --
Income Tax Expense/
 (Benefit)                        5,558         (129)      (1,069)      (6,130)     (29,413)      17,609       16,726
Fixed Charges                    95,384      152,531      189,604      319,719      476,397      442,099      342,146
                                --------------------     ------------------------------------------------------------
Net Income (Loss) Before
 Fixed Charges                    3,650      155,411      167,483      247,642      385,767      499,131      395,888
                                --------------------     ------------------------------------------------------------
Excess (Deficit) in Net
 Income to Fixed Charges       ($91,734)      $2,880     ($22,121)    ($72,077)    ($90,630)     $57,032      $53,742
                                --------------------     ------------------------------------------------------------


RATIO OF EARNINGS TO FIXED
 CHARGE                          --            1.02%       --           --           --            1.13%        1.16%


*-Earnings include the consolidated earnings of the national banking subsidiaries which may not be available (due to legal limitations on the sources and amounts of dividends national bank are permitted to pay their parent companies) to cover fixed charges of the holding company. Fixed charges include interest on long term debt which are obligations of the holding company. During the nine month period ended September 30, 1993 and the years ended December 31, 1992, 1991 and 1990, earnings were insufficient to cover fixed charges (including interest on deposits) by $91.7 million, $22.1 million, $72.1 million and $90.6 million, respectively.